UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

	By:	/s/ Zhigang Zhao
	Name:	Zhigang Zhao
	Title:	Chief Financial Officer
DATE: August 7, 2007

Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS SECOND QUARTER 2007 RESULTS

NANJING, CHINA, August 6, 2007 – Simcere Pharmaceutical Group (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals in China, today reported unaudited financial results for the quarter ended June 30, 2007.

Second Quarter 2007 Highlights

²	Total revenue increased to RMB355.0 million (US$46.6 million) from RMB234.6 million in the second quarter of 2006, representing 51.3% year-over-year growth;

²	Net income increased to RMB83.1 million (US$10.9 million) from RMB49.7 million in the second quarter of 2006, representing 67.4% year-over-year growth; and

²	Gross margin increased to 83.7% from 78.9% in the second quarter of 2006. The improvement in gross margin reflects consistent increases in sales of higher gross margin products.

Mr. Jinsheng Ren, Chairman and CEO of Simcere Pharmaceutical Group, commented, “We are pleased with our second quarter results. During the quarter, we continued to experience strong growth in Bicun and Endu. This underscored the progress that we are making toward our strategic focus of bringing new first-to-market drugs to the Chinese marketplace. Bicun and Endu have gained wider recognition by Chinese hospitals, clinical physicians and patients. Bicun’s strong brand awareness has resulted in Bicun becoming the preferred anti-stroke medicine in major hospitals with quarterly sales exceeding RMB100 million for the first time in the second quarter of 2007.”

“As we look toward the second half of the year, we believe that the policy changes being implemented by the SFDA and the more stringent drug approval process bode well for China’s pharmaceutical industry, and importantly, patients around the country. We are well positioned to meet the higher industry standards, deliver innovative, effective new drugs to our customers as well as continue to successfully execute our long-term business strategy.”

2007 Second Quarter and Six Month Financial Results

Total revenue for the second quarter of 2007 were RMB355.0 million (US$46.6 million), representing an increase of 51.3% from RMB234.6 million for the same period in 2006. For the first six months of 2007, total revenue was RMB667.3 million (US$87.7 million), representing an increase of 41.5% from RMB471.7 million for the same period in 2006.

Revenue from Simcere’s top five branded generic products for the second quarter of 2007 totaled RMB240.2 million (US$31.6 million), contributing 67.7% of total revenue, representing an increase of 22.1% from RMB196.7 million in the same period in 2006. For the first six months of 2007, revenue from Simcere’s top five branded generic products increased 21.0% to RMB478.7 million (US$62.9 million), compared to RMB395.6 million in the corresponding period in 2006.

➢

Revenue from Bicun, the company’s first-to-market product and one of the top five branded generic products, totaled RMB109.9 million (US$14.4 million) in the second quarter of 2007. In the second quarter, Bicun’s revenue represented 33.3% of the company’s product revenue as compared to 20.3% in the prior year period. For the first six months of 2007, revenue from Bicun increased 94.0% to RMB190.3 million (US$25.0 million), representing 29.6% of product revenue, compared to RMB 98.1 million, or 20.9% of product revenue, in first half 2006.

➢	Revenue from Endu, the company’s first patented new drug launched in July 2006, totaled RMB60.3 million (US$7.9 million) in the second quarter of 2007, representing 18.3% of the company’s product revenue for the quarter; Endu’s second quarter sales increased 54.5% compared with those of first quarter 2007. For the first six months of 2007, revenue from Endu totaled RMB99.3 million (US$13.0 million), representing 15.5% of product revenue.

Gross margin for the second quarter of 2007 was 83.7%, as compared to 78.9% in the corresponding period a year ago. The higher gross margin was primarily due to the continued sales growth of Bicun and Endu, two of Simcere’s higher gross margin products with gross margins of 96.8% and 87.8%, respectively. For the first six months of 2007, the gross margin was 82.7%, as compared to 78.9% in the corresponding period in 2006.

Research and development expenses in the second quarter of 2007 totaled RMB19.3 million (US$2.5 million) compared to RMB4.7 million for the corresponding period a year ago. The increase of R&D expenses was primarily related to Phase IV clinical studies for Endu and the expansion of our R&D department. For the first six months of 2007, research and development expenses totaled RMB33.1 million (US$4.3 million), versus RMB16.2 million in the corresponding period in 2006.

Sales and marketing expenses were RMB158.8 million (US$20.9 million) for the second quarter of 2007, an increase of 48.5% from RMB107.0 million for the corresponding period a year ago. For the first six months of 2007, sales and marketing expenses were RMB295.1 million (US$38.8 million), an increase of 37.1% from RMB215.2 million in the first six months of 2006. The increase was primarily due to increased marketing expenses associated with the promotion of Simcere’s first-to-market product Bicun and our new drug Endu.

General and administrative expenses were RMB46.1 million (US$6.1 million) for the second quarter of 2007, representing an increase of 106.4 % from RMB22.3 million for the corresponding period a year ago. General and administrative expenses as a percentage of the company’s total revenues increased to 13.0% in the second quarter of 2007 from 9.5% in the corresponding period of 2006. The increase was primarily due to non-recurring spending on activities associated with the company’s initial public offering. For the first six months of 2007, general and administrative expenses were RMB77.1 million (US$10.1 million), an increase of 56.2% from RMB49.3 million in the corresponding period in 2006.

Share-based compensation expenses, which were allocated to research and development expenses, sales and marketing expenses, and general and administrative expenses, respectively, based on the nature of the work the company’s employees were assigned to perform, totaled RMB7.7 million (US$1.0 million) for the second quarter of 2007. For the first six months of 2007, share-based compensation expense totaled RMB14.5 million (US$1.9 million).

Operating income was RMB77.0 million (US$10.1 million) for the second quarter of 2007, as compared to RMB 51.7 million for the corresponding period of 2006. For the first six months of 2007, operating income was RMB151.0 million (US$19.8 million), an increase of 64.7% as compared to RMB91.7 million in the corresponding period in 2006.

Net income was RMB83.1 million (US$10.9 million) for the second quarter of 2007, compared to RMB49.7 million in the corresponding period a year ago. The company’s net margin was 23.4% for the second quarter of 2007 compared to 21.2% for the corresponding period a year ago. For the first six months of 2007, net income was RMB150.1 million (US$19.7 million), an increase of 97.8% as compared to RMB75.9 million in the first six months of 2006. Net income margin for the first six months of 2007 was 22.5%, compared to 16.1% in the corresponding period in 2006.

The basic earnings per ADS for the second quarter of 2007 increased to RMB1.39 (US$0.183) and the diluted earnings per ADS for the second quarter of 2007 increased to RMB1.34 (US$0.176), compared to basic and diluted earnings per ADS of RMB0.99 for the corresponding period a year ago. One ADS represents two ordinary shares.

Net income excluding share-based compensation expenses (non-GAAP) was RMB90.8 million (US$11.9 million) in the second quarter of 2007 compared to RMB49.7 million, representing an 82.8% increase from the second quarter of 2006. For the first six months of 2007, net income excluding share-based compensation expenses was RMB164.6 million (US$21.6 million), an increase of 117.0% from RMB 75.9 million in the corresponding period in 2006.

As of June 30, 2007, the company had cash and cash equivalents of RMB1.12 billion (US$147.5 million) compared to RMB102.3 million at the end of 2007 first quarter. Following the completion of the company’s initial public offering, the company has repaid RMB269.0 million (US$35.3 million) of short-term bank loans, and therefore total short-term loans and borrowing decreased to RMB19.0 million (US$2.5 million).

Financial Outlook

Based on current operating and market conditions, Simcere sustained its expected total revenue for the full year 2007 between RMB1.33 billion (US$174.7 million) and RMB1.4 billion (US$183.9 million) and expected annual net income for the full year 2007 between RMB270 million (US$35.5 million) and RMB280 million (US$36.8 million).

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, Simcere’s management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Simcere’s management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the second quarter 2007 earnings on Monday, August 6, at 8 a.m. Eastern Time (Monday, August 6 at 8 p.m., Beijing/Hong Kong time). The management team will be on the call to discuss quarterly results and highlights and to answer questions.

To access the conference call, please dial:

United States toll-free dial-in number:	+ 1 888 680 0865
United States dial-in number:	+ 1 617 213 4853
China toll-free dial-in number:	+ 10 800 130 0399
Hong Kong dial-in number:	+ 852 3002 1672

Please ask to be connected to Simcere’s Q2 2007 Earnings Call and provide the following passcode: 41492086. Simcere also will broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s Web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number:	+ 1 888 286 8010
International dial-in number:	+ 1 617 801 6888

The passcode for replay participants is: 41492086. The telephone replay also will be archived on the “Investor Relations” section of the company’s Web site at www.simcere.com for seven days following the earnings announcement.

About Simcere Pharmaceutical Group.

Simcere Pharmaceutical Group is a leading manufacturer and supplier of branded generic pharmaceuticals in the rapidly growing China market. In recent years Simcere Pharmaceutical Group has focused its strategy on the development of first-to-market generic and innovative pharmaceuticals, and has introduced a first-to-market generic anti-stoke medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere Pharmaceutical Group currently manufactures and sells 35 pharmaceutical products including antibiotics, anti-cancer medication and anti-stroke medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com .

Investor and Media Contact:

In China:

Eric Wang Lam Cheung

Vice President, Investor Relations

Simcere Pharmaceutical Group

Tel: 86-25-85566666 ext. 8898

Email: eric.cheung@ simcere.com

In the United States:

Ashley Zandy

Brunswick Group LLC

Tel: +1-212-333-3810

Email: ir@simcere.com

SIMCERE PHARMACEUTICAL GROUP

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED, AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AND PER ADS DATA)

	Three months ended June 30			Six months ended June 30
	2006	2007	2007	2006	2007	2007
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	231,946	330,394	43,404	469,023	642,666	84,428
Other revenue	2,646	24,587	3,230	2,646	24,587	3,230

Total revenue	234,592	354,981	46,634	471,669	667,253	87,658

Cost of materials and production	(48,845)	(53,700)	(7,055)	(99,185)	(110,967)	14,578

Gross profit	185,747	301,281	39,579	372,484	556,286	73,080

Operating expenses:
Research and development expenses	(4,743)	(19,345)	(2,541)	(16,242)	(33,091)	(4,347)
Sales, marketing and distribution expenses	(106,970)	(158,845)	(20,868)	(215,249)	(295,149)	(38,774)
General and administrative expenses	(22,349)	(46,126)	(6,060)	(49,331)	(77,056)	(10,123)

Income from operations	51,685	76,965	10,110	91,662	150,990	19,836

Interest income	201	6,435	845	413	6,921	909
Interest expense	(2,009)	(1,788)	(235)	(4,449)	(5,790)	(761)

Income before income tax expense and minority interests	49,877	81,612	10,720	87,626	152,121	19,984

Income tax (expense)/credit	(668)	4,022	528	(15,300)	2,546	334

Income before minority interests	49,209	85,634	11,248	72,326	154,667	20,318

Minority interests	449	(2,511)	(330)	3,527	(4,599)	(604)

Net income	49,658	83,123	10,918	75,853	150,068	19,714

Earnings per share:
Basic	0.50	0.69	0.09	0.89	1.36	0.18

Diluted	0.50	0.67	0.09	0.89	1.31	0.17

Earnings per ADS:
Basic	0.99	1.39	0.18	1.78	2.73	0.36

Diluted	0.99	1.34	0.18	1.78	2.63	0.35

SIMCERE PHARMACEUTICAL GROUP

CONSOLIDATED BALANCE SHEETS

(UNAUDITED, AMOUNTS EXPRESSED IN THOUSANDS)

	Dec 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	USD
Assets

Current assets

Cash	106,027	1,122,869	147,513
Pledged bank deposits	20,787	3,170	416
Accounts receivable, net of allowance for doubtful accounts	61,723	135,702	17,827
Bills receivable	101,058	161,297	21,190
Inventories	39,483	45,891	6,029
Prepaid expenses and other current assets	79,192	54,422	7,149
Amounts due from related parties	434	52	7
Deferred income taxes	2,725	2,143	282

Total current assets	411,429	1,525,546	200,413

Property, plant and equipment, less accumulated depreciation	267,054	298,290	39,187
Land use rights	82,522	87,742	11,527
Deposits for purchase of property, plant and equipment	4,056	2,746	361
Intangible assets, net	163,148	176,506	23,188
Goodwill	100,634	105,086	13,805
Deferred income taxes	5,704	8,116	1,066

Total assets	1,034,547	2,204,032	289,547

Liabilities

Current liabilities

Short-term bank loans and borrowings	333,000	19,000	2,496
Accounts and bills payable	20,089	14,970	1,967
Accrued payroll and employee benefits	23,766	21,394	2,810
Other payables and accrued liabilities	169,874	258,691	33,984
Amounts due to related parties	1,352	837	110
Income taxes payable	20,092	17,179	2,257

Total current liabilities	568,173	332,071	43,624

Deferred income taxes	23,634	25,224	3,314

Total liabilities	591,807	357,295	46,938

Minority interests	—	549	72

Shareholders’ equity
Contributed capital	7,909	9,839	1,293
Additional paid-in capital	265,964	1,534,156	201,544
Accumulated other comprehensive loss	—	(16,742)	(2,198)
Retained earnings	168,867	318,935	41,898

Total shareholders’ equity	442,740	1,846,188	242,537
Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	1,034,547	2,204,032	289,547

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB 7.6120 on June 29, 2007, The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO

THE NEAREST COMPARABLE GAAP MEASURES (*)

(UNAUDITED, EXPRESSED IN RMB THOUSANDS)

	Three months ended June 30, 2006			Three months ended June 30, 2007
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income from operations	51,685	—	51,685	76,965	7,655	84,620
Net income	49,658	—	49,658	83,123	7,655	90,778

	Six months ended June 30, 2006			Six months ended June 30, 2007
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income from operations	91,662	—	91,662	150,990	14,501	165,491
Net income	75,853	—	75,853	150,068	14,501	164,569

(*)	The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, Simcere’s management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Simcere’s management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.